                                                   ---------------------------
                                                          OMB APPROVAL
                                                   ---------------------------
                                                   OMB number:       3235-0145
                                                   Expires:  December 31, 1997
                                                   Estimated average burden
                                                   hours per response... 14.90
                                                   ---------------------------




                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   1  )*
                                           -----

                      Corrections Corporation of America
         -------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   220256101
                   -----------------------------------------
                                (CUSIP Number)

      Stuart Panish, c/o Zweig-DiMenna Associates LLC, 900 Third Avenue,
                   New York, New York 10022  (212) 451-1100
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 2, 1997
                  -------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 220256101                                       Page 2 of __ Pages

1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Zweig-DiMenna Partners, L.P., Zweig-DiMenna International Limited Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account
       Gotham Advisors, Inc., on behalf of a discretionary account Zweig-DiMenna Special Opportunities, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                       (b) [_]

3   SEC USE ONLY

4   SOURCE OF FUNDS*  WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                     [_]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Zweig-DiMenna Partners, L.P.-New York, Zweig-DiMenna International
           Limited - British Virgin Islands
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - Delaware
         Gotham Advisors, Inc., on behalf of a discretionary account - Delaware Zweig-DiMenna Special Opportunities, L.P. - Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER

         Zweig-DiMenna Partners, L.P. - 804,500; Zweig-DiMenna International
           Limited - 1,672,000
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 370,200
         Gotham Advisors, Inc., on behalf of a discretionary account - 201,400 Zweig-DiMenna Special Opportunities, L.P. - 442,400

8    SHARED VOTING POWER

         0

9    SOLE DISPOSITIVE POWER

         Zweig-DiMenna Partners, L.P. - 804,500; Zweig-DiMenna International
           Limited - 1,672,000
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 370,200
         Gotham Advisors, Inc., on behalf of a discretionary account - 201,400 Zweig-DiMenna Special Opportunities, L.P. - 442,400

10   SHARED DISPOSITIVE POWER

         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Zweig-DiMenna Partners, L.P. - 804,500; Zweig-DiMenna International
           Limited - 1,672,000
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 370,200
         Gotham Advisors, Inc., on behalf of a discretionary account - 201,400 Zweig-DiMenna Special Opportunities, L.P. - 442,400

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 INCLUDES CERTAIN SHARES*
                                                                             [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         Total - 4.6%

         Zweig-DiMenna Partners, L.P. - 1.0%; Zweig-DiMenna International
           Limited - 2.2%
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 0.5%
         Gotham Advisors, Inc., on behalf of a discretionary account - 0.3% Zweig-DiMenna Special Opportunities, L.P. - 0.6%

14  TYPE OF REPORTING PERSON*

         Zweig-DiMenna Partners, L.P. - PN
         Zweig-DiMenna International Limited - CO
         Zweig-DiMenna International Managers, Inc. - CO
         Gotham Advisors, Inc. - CO
         Zweig-DiMenna Special Opportunities, L.P. - PN

                        SCHEDULE 13D - AMENDMENT NO. 1


     Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., Zweig-DiMenna International Managers, Inc. and Gotham Advisors, Inc. hereby amend the Schedule 13D, filed with respect to shares of common stock, par value $.01 per share ("Shares") of Corrections Corporation of America.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     The first sentence of Item 3 is amended to read as follows:

     "The securities of Corrections Corporation of America were purchased at an aggregate cost of $93,861,217 with the investment capital of Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., the discretionary account managed by Zweig-DiMenna International Managers, Inc. (the "ZDIM Account") and the discretionary account managed by Gotham Advisors, Inc. (the "Gotham Account")."

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

     The answer to Item 5 is amended to read as follows:

     a.   Aggregate number of shares beneficially owned:

            Zweig-DiMenna Special Opportunities, L.P.         -         442,400

            Zweig-DiMenna International Limited               -       1,672,000

            Zweig-DiMenna Partners, L.P.                      -         804,500

            ZDIM Account                                      -         370,200

            Gotham Account                                    -         201,400

          Percent of class beneficially owned:

            Zweig-DiMenna Special Opportunities, L.P.         -             0.6%

            Zweig-DiMenna International Limited               -             2.2%

            Zweig-DiMenna Partners, L.P.                      -             1.0%

            ZDIM Account                                      -             0.5%

            Gotham Account                                    -             0.3%

     b.   Number of shares as to which there is sole power to vote:

            Zweig-DiMenna Special Opportunities, L.P.         -         442,400

            Zweig-DiMenna International Limited               -       1,672,000

            Zweig-DiMenna Partners, L.P.                      -         804,500

            ZDIM Account                                      -         370,200

            Gotham Account                                    -         201,400

          Number of shares as to which there is shared power to vote or to direct the vote:

            Zweig-DiMenna Special Opportunities, L.P.         -               0

            Zweig-DiMenna International Limited               -               0

            Zweig-DiMenna Partners, L.P.                      -               0

            ZDIM Account                                      -               0

            Gotham Account                                    -               0

          Number of shares as to which there is sole power to dispose or to direct the disposition:

            Zweig-DiMenna Special Opportunities, L.P.         -         442,400

            Zweig-DiMenna International Limited               -       1,672,000

            Zweig-DiMenna Partners, L.P.                      -         804,500

            ZDIM Account                                      -         370,200

            Gotham Account                                    -         201,400

          Number of shares as to which there is shared power to dispose or to direct the disposition:

            Zweig-DiMenna Special Opportunities, L.P.        -                0

            Zweig-DiMenna International Limited              -                0

            Zweig-DiMenna Partners, L.P.                     -                0

            ZDIM Account                                     -                0

            Gotham Account                                   -                0

     c. Since February 28, 1997, Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., the ZDIM account and the Gotham Account purchased/sold the Shares on the open market on the following dates and at the following prices and in the following amounts:

            ZWEIG-DIMENNA SPECIAL OPPORTUNITIES, L.P.

            DATE        DESCRIPTION OF TRANSACTION

            3/3/97      Purchased 3,400 shares at $27.9643 a share

            3/4/97      Purchased 2,400 shares at $27.8057 a share

            3/17/97     Purchased 1,300 shares at $28.25 a share

            3/17/97     Purchased 3,500 shares at $28.2259 a share

            3/18/97     Purchased 6,300 shares at $27.7308 a share

            3/19/97     Purchased 6,300 shares at $26.7438 a share

            3/20/97     Purchased 4,400 shares at $22.9821 a share

            3/20/97     Purchased 5,000 shares at $22.6250 a share

            3/20/97     Sold 8,700 shares at $23.9408 a share

            3/21/97     Sold 2,900 shares at $25.6250 a share

            3/24/97     Purchased 2,200 shares at $24.92 a share

            3/25/97     Purchased 1,900 shares at $24.4258 a share

            3/25/97     Purchased 6,900 shares at $24.4082 a share

            3/26/97     Purchased 11,300 shares at $24.5431 a share

            3/27/97     Purchased 3,100 shares at $24.4790 a share

            4/1/97      Purchased 1,900 shares at $23.754 a share

            4/2/97      Purchased 1,100 shares at $23.4779 a share

            4/3/97      Purchased 3,100 shares at $24.3145 a share

            4/9/97      Sold 23,400 shares at $27.25 a share

            4/29/97     Sold 15,000 shares at $32.1368 a share

            4/30/97     Sold 27,900 shares at $32.1613 a share

            4/30/97     Sold 7,100 shares at $32.1434 a share

            5/2/97      Sold 900 shares at $34.7805 a share

            ZWEIG-DIMENNA INTERNATIONAL LIMITED

            DATE        DESCRIPTION OF TRANSACTION

            3/3/97      Purchased 13,600 shares at $27.9643 a share

            3/4/97      Purchased 9,800 shares at $27.8057 a share

            3/17/97     Purchased 4,700 shares at $28.25 a share

            3/17/97     Purchased 13,100 shares at $28.2259 a share

            3/18/97     Purchased 23,900 shares at $27.7308 a share

            3/19/97     Purchased 23,900 shares at $26.7438 a share

            3/20/97     Purchased 16,800 shares at $22.9821 a share

            3/20/97     Purchased 19,100 shares at $22.6250 a share

            3/20/97     Sold 37,000 shares at $23.9408 a share

            3/21/97     Sold 12,400 shares at $25.6250 a share

            3/24/97     Purchased 8,300 shares at $24.92 a share

            3/25/97     Purchased 7,100 shares at $24.4258 a share

            3/25/97     Purchased 26,200 shares at $24.4082 a share

            3/26/97     Purchased 43,000 shares at $24.5431 a share

            3/27/97     Purchased 12,000 shares at $24.4790 a share

            4/1/97      Purchased 7,500 shares at $23.754 a share

            4/2/97      Purchased 4,000 shares at $23.4779 a share

            4/3/97      Purchased 12,000 shares at $24.3145 a share

            4/9/97      Sold 98,400 shares at $27.25 a share

            4/29/97     Sold 63,500 shares at $32.1368 a share

            4/30/97     Sold 117,800 shares at $32.1613 a share

            4/30/97     Sold 30,100 shares at $32.1434 a share

            5/1/97      Sold 82,000 shares at $34.1750 a share

            5/1/97      Sold 96,000 shares at $34.3804 a share

            5/2/97      Sold 16,100 shares at $34.7805 a share

            ZWEIG-DIMENNA PARTNERS, L.P.

            DATE        DESCRIPTION OF TRANSACTION

            3/3/97      Purchased 6,300 shares at $27.9643 a share

            3/4/97      Purchased 4,600 shares at $27.8057 a share

            3/17/97     Purchased 2,300 shares at $28.25 a share

            3/17/97     Purchased 6,400 shares at $28.2259 a share

            3/18/97     Purchased 11,600 shares at $27.7308 a share

            3/19/97     Purchased 11,600 shares at $26.7438 a share

            3/20/97     Purchased 8,100 shares at $22.9821 a share

            3/20/97     Purchased 9,300 shares at $22.6250 a share

            3/20/97     Sold 16,900 shares at $23.9408 a share

            3/21/97     Sold 5,600 shares at $25.6250 a share

            3/24/97     Purchased 4,100 shares at $24.92 a share

            3/25/97     Purchased 3,500 shares at $24.4258 a share

            3/25/97     Purchased 12,800 shares at $24.4082 a share

            3/26/97     Purchased 20,900 shares at $24.5431 a share

            3/27/97     Purchased 5,800 shares at $24.4790 a share

            4/1/97      Purchased 3,600 shares at $23.754 a share

            4/2/97      Purchased 2,000 shares at $23.4779 a share

            4/3/97      Purchased 5,800 shares at $24.3145 a share

            4/9/97      Sold 45,100 shares at $27.25 a share

            4/29/97     Sold 29,000 shares at $32.1368 a share

            4/30/97     Sold 53,800 shares at $32.1613 a share

            4/30/97     Sold 13,700 shares at $32.1434 a share

            5/1/97      Sold 29,000 shares at $34.3804 a share

            5/2/97      Sold 20,400 shares at $34.7805 a share

            ZDIM ACCOUNT

            DATE        DESCRIPTION OF TRANSACTION

            3/3/97      Purchased 3,200 shares at $27.9643 a share

            3/4/97      Purchased 2,300 shares at $27.8057 a share

            3/17/97     Purchased 1,100 shares at $28.25 a share

            3/17/97     Purchased 2,900 shares at $28.2259 a share

            3/18/97     Purchased 5,300 shares at $27.7308 a share

            3/19/97     Purchased 5,300 shares at $26.7438 a share

            3/20/97     Purchased 3,700 shares at $22.9821 a share

            3/20/97     Purchased 4,300 shares at $22.6250 a share

            3/20/97     Sold 8,400 shares at $23.9408 a share

            3/21/97     Sold 2,800 shares at $25.6250 a share

            3/24/97     Purchased 1,900 shares at $24.92 a share

            3/25/97     Purchased 1,600 shares at $24.4258 a share

            3/25/97     Purchased 5,900 shares at $24.4082 a share

            3/26/97     Purchased 9,600 shares at $24.5431 a share

            3/27/97     Purchased 2,700 shares at $24.4790 a share

            4/1/97      Purchased 1,600 shares at $23.754 a share

            4/2/97      Purchased 900 shares at $23.4779 a share

            4/3/97      Purchased 2,700 shares at $24.3145 a share

            4/9/97      Sold 22,300 shares at $27.25 a share

            4/29/97     Sold 14,300 shares at $32.1368 a share

            4/30/97     Sold 26,600 shares at $32.1613 a share

            4/30/97     Sold 6,800 shares at $32.1434 a share

            5/1/97      Sold 43,000 shares at $34.1750 a share

            5/2/97      Sold 9,500 shares at $34.7805 a share

            GOTHAM ACCOUNT

            DATE        DESCRIPTION OF TRANSACTION

            3/3/97      Purchased 1,500 shares at $27.9643 a share

            3/4/97      Purchased 1,100 shares at $27.8057 a share

            3/17/97     Purchased 600 shares at $28.25 a share

            3/17/97     Purchased 1,600 shares at $28.2259 a share

            3/18/97     Purchased 2,900 shares at $27.7308 a share

            3/19/97     Purchased 2,900 shares at $26.7438 a share

            3/20/97     Purchased 2,000 shares at $22.9821 a share

            3/20/97     Purchased 2,300 shares at $22.6250 a share

            3/20/97     Sold 4,000 shares at $23.9408 a share

            3/21/97     Sold 1,300 shares at $25.6250 a share

            3/24/97     Purchased 1,000 shares at $24.92 a share

            3/25/97     Purchased 900 shares at $24.4258 a share

            3/25/97     Purchased 3,200 shares at $24.4082 a share

            3/26/97     Purchased 5,200 shares at $24.5431 a share

            3/27/97     Purchased 1,400 shares at $24.4790 a share

            4/1/97      Purchased 900 shares at $23.754 a share

            4/2/97      Purchased 500 shares at $23.4779 a share

            4/3/97      Purchased 1,400 shares at $24.3145 a share

            4/9/97      Sold 10,800 shares at $27.25 a share

            4/29/97     Sold 6,900 shares at $32.1368 a share

            4/30/97     Sold 12,900 shares at $32.1613 a share

            4/30/97     Sold 3,300 shares at $32.1434 a share

            5/2/97      Sold 9,500 shares at $34.7805 a share

d.   Not applicable.

e. The Investors ceased to be the beneficial owner of more than 5% of the Shares of the Company on April 30, 1997.

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 1997


                     ZWEIG-DiMENNA SPECIAL OPPORTUNITIES, L.P.
                     By:  Zweig-DiMenna Associates LLC,
                          Managing General Partner


                     By: /s/ Joseph A. DiMenna
                        --------------------------------------
                     Name:   Joseph A. DiMenna
                     Title:  A Managing Director of the Managing General Partner


                     ZWEIG-DiMENNA INTERNATIONAL LIMITED


                     By: Zweig-DiMenna International Managers, Inc., Investment Manager


                     By: /s/ Joseph A. DiMenna
                        --------------------------------------
                     Name:   Joseph A. DiMenna
                     Title:  Executive Vice President


                     ZWEIG-DiMENNA PARTNERS, L.P.
                     By:  Zweig-DiMenna Associates LLC,
                          Managing General Partner


                     By: /s/ Joseph A. DiMenna
                        --------------------------------------
                     Name:   Joseph A. DiMenna
                     Title:  A Managing Director of the Managing General Partner


                     ZWEIG-DiMENNA INTERNATIONAL MANAGERS, INC.


                     By: /s/ Joseph A. DiMenna
                        --------------------------------------
                     Name:   Joseph A. DiMenna
                     Title:  Executive Vice President


                     GOTHAM ADVISORS, INC.


                     By: /s/ Joseph A. DiMenna
                        --------------------------------------
                     Name:   Joseph A. DiMenna
                     Title:  Vice President